

03052066

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

...HANGE COMMISSION
...D.C. 20549

...AGE
Informatio... ...rokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8- 10999

REPORT FOR THE PERIOD BEGINNING 09/28/02 (MM/DD/YY) AND ENDING 09/26/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Official Use Only
FIRM ID. NO.

Raymond James & Associates, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

880 Carillon Parkway
(No. and Street)

St. Petersburg	Florida	33716
(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED NOV 24 2003 DIVISION OF MARKET REGULATION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard B. Franz, II 727-567-1000
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG, LLP

	100 North Tampa Street	Suite 1700	Tampa	Florida	33602
(ADDRESS)	Number and Street		City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

RAYMOND JAMES & ASSOCIATES, INC. AND SUBSIDIARIES
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

FINANCIAL REPORT

SEPTEMBER 26, 2003

SUMMARY OF CONTENTS

RAYMOND JAMES®

November 14, 2003

Gentlemen:

I, the undersigned, an officer of Raymond James & Associates, Inc., have caused an audit to be made in accordance with the prescribed regulations and have arranged for the preparation of the Consolidated Financial Statements and supplementary schedules.

Pursuant to Rule 418.15 I have made available to our members and allied members, the Consolidated Financial Statements and Computation of Net Capital for the fiscal year ended September 26, 2003.

OATH OR AFFIRMATION

I, Dennis W. Zank, an officer of Raymond James & Associates, Inc., affirm to the best of my knowledge and belief, that the accompanying financial statements and supporting schedules pertaining to the firm of Raymond James & Associates, Inc., as of September 26, 2003, are true and correct. I further affirm that neither the company nor any principal officer nor director has any proprietary interest in any account classified solely as that of a customer.



President

State of Florida
County of Pinellas

Before me personally appeared Dennis W. Zank, to me well known and known to me to be the person described in and who executed the foregoing instrument, and acknowledged to me and before me, that Dennis W. Zank executed said instrument for the purposes therein expressed.

WITNESS, my hand and official seal this 14th day of November, A.D., 2003.



Notary Public
State of Florida at Large

STEPHANIE MAILHOT
Notary Public, State of Florida
My comm. exp. April 5, 2005

My commission expires: Comm. No. DD 151749

Raymond James & Associates, Inc.
Member New York Stock Exchange/SIPC
880 Carillon Parkway, St. Petersburg, FL 33716
727-567-1000 • www.RaymondJames.com



P.O. Box 1439
Tampa, FL 33601-1439

Independent Auditors' Report

The Board of Directors and Stockholder
Raymond James & Associates, Inc. and Subsidiaries:

We have audited the accompanying consolidated statement of financial condition of Raymond James & Associates, Inc. and Subsidiaries (a wholly owned subsidiary of Raymond James Financial, Inc.) (the Company) as of September 26, 2003, and the related statement of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a–5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Raymond James & Associates, Inc. and Subsidiaries (a wholly owned subsidiary of Raymond James Financial, Inc.) at September 26, 2003, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplementary information included in Schedule 1, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

KPMG LLP

October 21, 2003, except as to note 13,
which is as of November 14, 2003
Tampa, Florida



RAYMOND JAMES & ASSOCIATES, INC. AND SUBSIDIARIES

(a wholly-owned subsidiary of Raymond James Financial, Inc.)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

September 26, 2003

(in thousands)

(continued on next page)

ASSETS

Cash and cash equivalents	$	301,043
Assets segregated pursuant to federal regulations:		
Cash and cash equivalents		1,000,101
Securities purchased under agreements to resell		1,236,265
Receivables:		
Brokerage clients, net		984,484
Stock borrowed		1,208,562
Brokers, dealers and clearing organizations		104,168
Other		65,679
Deposits with clearing organizations		29,438
Securities owned		130,570
Deferred income taxes, net		44,808
Property and equipment, net		66,355
Prepaid expenses and other assets		8,989
	$	5,180,462

See accompanying Notes to Consolidated Financial Statements.

RAYMOND JAMES & ASSOCIATES, INC. AND SUBSIDIARIES
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
September 26, 2003
(in thousands, except share and par amounts)
(continued from previous page)

LIABILITIES AND STOCKHOLDER'S EQUITY

Loans payable	$	47,013
Payables:		
Brokerage clients		2,952,300
Stock loaned		1,227,151
Brokers, dealers and clearing organizations		142,332
Payable to affiliates		43,228
Income taxes payable to Parent		46,502
Securities sold, not yet purchased		60,159
Accrued compensation, commissions and benefits		112,482
Accrued expenses and other liabilities		59,648
		4,690,815
Commitments and contingencies (Note 12)		
Stockholder's equity:		
5% non-voting cumulative preferred stock - convertible into one share of common stock; $2 par value; authorized 200,000 shares; issued and outstanding 100,000 shares		200
Common stock - $.10 par value; authorized 4,000,000 shares; issued and outstanding 1,083,500 shares		108
Additional paid-in capital		108,824
Retained earnings		380,413
Accumulated other comprehensive income		102
		489,647
	$	5,180,462

See accompanying Notes to Consolidated Financial Statements.

RAYMOND JAMES & ASSOCIATES, INC. AND SUBSIDIARIES
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

CONSOLIDATED STATEMENT OF INCOME
For the Year Ended September 26, 2003
(in thousands)

Revenues:	
Securities commissions and fees	$ 357,896
Insurance and annuity commissions	34,742
Investment banking fees	50,582
Interest	81,477
Net trading profits	11,794
Clearing charges to affiliates and correspondents	68,502
Financial service fees	50,994
Investment advisory fees	32,017
Other	30,733
Total revenues	718,737
Interest expense	28,704
Net revenues	690,033
Expenses:	
Compensation, commissions and benefits	429,669
Communications and information processing	40,442
Clearance and floor brokerage	14,190
Occupancy and equipment	46,380
Business development	30,023
Other	18,293
Total expenses	578,997
Income before provision for income taxes	111,036
Provision for income taxes	41,392
Net income	$ 69,644

See accompanying Notes to Consolidated Financial Statements.

RAYMOND JAMES & ASSOCIATES, INC. AND SUBSIDIARIES
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
(in thousands)

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balances at September 27, 2002	$ 200	$ 108	$ 102,787	$ 368,569	$ -	$ 471,664
Net income	-	-	-	69,644	-	69,644
Contribution from Parent	-	-	6,037	-	-	6,037
Cash dividends to Parent	-	-	-	(57,800)	-	(57,800)
Net change in currency translation	-	-	-	-	102	102
Balances at September 26, 2003	$ 200	$ 108	$ 108,824	$ 380,413	$ 102	$ 489,647

See accompanying Notes to Consolidated Financial Statements.

RAYMOND JAMES & ASSOCIATES, INC. AND SUBSIDIARIES
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

CONSOLIDATED STATEMENT OF CASH FLOWS
For the Year Ended September 26, 2003
(in thousands)
(continued on next page)

Cash flows from operating activities:		
Net income	$	69,644
Adjustments to reconcile net income		
to net cash provided by (used in) operating activities:		
Depreciation and amortization		14,178
Provision for bad debt		25,779
Deferred income taxes, net		(1,453)
Realized loss on sale of property and equipment		12
Decrease (increase) in operating assets:		
Assets segregated pursuant to federal regulations:		
Cash and cash equivalents		(999,969)
Securities purchased under agreements to resell		849,530
Receivables:		
Stock borrowed		(432,176)
Other		(7,510)
Deposits with clearing organizations		(1,242)
Securities owned, net		103,014
Prepaid expenses and other assets		(447)
Increase (decrease) in operating liabilities:		
Payables:		
Brokerage clients, net		113,299
Stock loaned		392,771
Brokers, dealers and clearing organizations, net		82,925
Payable to affiliates		7,956
Income taxes payable to Parent		2,321
Accrued compensation, commissions, and benefits		(5,052)
Accrued expenses and other liabilities		(16,388)
Net cash provided by operating activities		197,192

See accompanying Notes to Consolidated Financial Statements.

RAYMOND JAMES & ASSOCIATES, INC. AND SUBSIDIARIES
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

CONSOLIDATED STATEMENT OF CASH FLOWS
For the Year Ended September 26, 2003
(in thousands)
(continued from previous page)

Cash flows from investing activities:	
Additions to property and equipment	(6,013)
Proceeds from sale of property and equipment	309
Net cash (used in) investing activities	(5,704)
Cash flows from financing activities:	
Proceeds from loans	48,000
Payments on loans	(38,140)
Cash dividends to Parent	(57,800)
Net cash (used in) financing activities	(47,940)
Currency adjustments:	
Effect of exchange rate changes on cash	102
Net increase in cash and cash equivalents	143,650
Cash and cash equivalents at beginning of year	157,393
Cash and cash equivalents at end of year	$ 301,043

Supplemental disclosures of cash flow information:	
Cash paid for interest	$ 28,806
Cash paid for taxes	$ 40,524

See accompanying Notes to Consolidated Financial Statements.

RAYMOND JAMES & ASSOCIATES, INC. AND SUBSIDIARIES
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS:

Raymond James & Associates, Inc. (the "Company") is a Florida corporation and is a wholly-owned subsidiary of Raymond James Financial, Inc. ("RJF" or the "Parent"). The Company is a full service broker-dealer engaged in most aspects of securities distribution and investment banking. The Company also offers financial planning services for individuals and provides clearing services for Raymond James Financial Services, Inc. ("RJFS", a wholly-owned subsidiary of RJF), other affiliated entities, and unaffiliated broker-dealers. The Company is a member of the New York Stock Exchange, American Stock Exchange, Philadelphia Stock Exchange, Boston Stock Exchange, Chicago Board Options Exchange, New York Futures Exchange, Pacific Exchange and Chicago Stock Exchange. It is also a member of the Securities Industry Association, National Association of Securities Dealers, and Securities Investors Protection Corporation.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of presentation

The Company conforms to its Parent's fiscal year end of the last Friday in the month of September. The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Planning Corporation of America ("PCA"), a general insurance agency representing a number of insurance companies, and Raymond James Geneva S.A. ("RJG"), a financial services firm based in Geneva, Switzerland. All significant intercompany balances and transactions have been eliminated in consolidation.

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, the more significant of which are summarized below.

Securities transactions

Clients' securities transactions are reported on a settlement date basis. Related commission revenues and commission expenses are recorded on a trade date basis. Proprietary securities transactions are recorded on the trade date.

Marketable securities are valued at market value, and securities which are not readily marketable are carried at estimated fair value as determined by management. The valuation is based upon consideration of available information, including types of securities, current financial information, restrictions on dispositions and market values of underlying securities.

Cash and cash equivalents

Cash equivalents are highly liquid investments, including securities purchased under agreements to resell, with original maturities of 90 days or less, other than those used for trading purposes.

Assets segregated pursuant to federal regulations

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, the Company, as a broker-dealer carrying client accounts, is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of its clients. Included in segregated assets at September 26, 2003 are cash and cash equivalents and securities purchased under agreements to resell.

Securities purchased under agreements to resell or repurchase

The company invests in short-term securities purchased under agreements to resell (reverse repurchase agreements), which are included in cash and cash equivalents and assets segregated pursuant to federal regulations. Additionally, the Company enters into securities sold under agreements to repurchase transactions (repurchase agreements). These transactions are included in securities sold, not yet purchased.

Transactions involving sales of securities under agreements to repurchase (repurchase agreements) or purchases of securities under agreements to resell (reverse repurchase agreements) are accounted for as collateralized financings. These transactions are carried at contractual amounts plus accrued interest. With respect to repurchase agreements, the Company generally receives collateral in the form of cash in an amount in excess of the market value of securities sold. Reverse repurchase agreements generally require the Company to deposit cash with the counterparty. The Company monitors the market value of securities bought and sold on a daily basis, with additional collateral obtained or refunded as necessary. It is the Company's policy to obtain possession and control of securities purchased under resale agreements. The net fair value of securities purchased under resale agreements approximates their carrying value, as such financial instruments are predominantly short-term in nature. The Company monitors the risk of loss by assessing the market value of the underlying securities as compared to the related receivable or payable, including accrued interest, and requests additional collateral where deemed appropriate. At September 26, 2003, there were no agreements with any individual counterparties where the risk of loss exceeded 10% of stockholder's equity. At September 26, 2003, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $124,630,000 and the fair value of the collateral that had been sold or repledged was $26,823,000.

Securities borrowed and securities loaned

Securities borrowed and securities loaned transactions are reported as collateralized financings. Securities borrowed transactions generally require the Company to deposit cash with the lender. With respect to securities loaned, the Company generally receives collateral in the form of cash in an amount in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Property and equipment

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of assets is provided using the straight-line method for financial reporting

purposes over the estimated useful lives of the assets, which range from two to five years for software and furniture, fixtures and equipment, and fifteen to thirty-one years for buildings and land improvements. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful lives of the assets. For income tax purposes, assets are depreciated using accelerated methods.

Additions, improvements and expenditures for repairs and maintenance that significantly extend the useful life of an asset are capitalized. Other expenditures for repairs and maintenance are charged to operations in the period incurred. Gains and losses on disposals of property and equipment are reflected in the Consolidated Statement of Income in the period realized.

Exchange memberships

Exchange memberships are carried at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. The memberships, which are included in prepaid expenses and other assets at $2,375,000, had an aggregate estimated fair value of $4,570,000 at September 26, 2003.

Investment banking

Investment banking fees are recorded at the time the transaction is completed and the related income is reasonably determinable. Investment banking revenues include management fees, underwriting fees and sales credits net of reimbursable expenses, earned in connection with the distribution of the underwritten securities. Warrants received in connection with investment banking transactions are carried at estimated fair value as determined by management.

Income taxes

The results of operations of the Company are included in the consolidated income tax returns of RJF. The Company utilizes the asset and liability approach defined in Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". SFAS No. 109 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement amounts and the tax bases of assets and liabilities.

The fiscal 2003 provision for income taxes was calculated on a separate company basis, and deferred tax assets and liabilities have been recorded by the Company. RJF requires payment from the Company on a current basis for the tax provision and credits the Company on a current basis for deferred tax assets through the intercompany account.

Stock and stock option plans

Selected employees participate in various RJF incentive stock option and restricted stock option plans which provide for the issuance of RJF common stock. Stock-based compensation expense is calculated in accordance with the fair value provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" as modified by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." In accordance with an intercompany expense-sharing agreement, the stock-based compensation expense for certain of the selected participating employees is recorded by RJF, while the expense for the remaining participating employees is recorded by the Company.

Foreign currency translation

RJG's statement of financial condition is translated at the rate as of the period ended September 26, 2003. The statement of income is translated at an average rate for the period. Any gain or loss on foreign currency translation is included in other comprehensive income.

Commitments and contingencies

The Company recognizes liabilities for contingencies when there is an exposure that, when fully analyzed, indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, the Company accrues the most likely amount, or at least the minimum of the range of probable loss.

Use of estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTE 3 - RECEIVABLES AND PAYABLES:

Receivables from and payables to brokerage clients

Receivables from and payables to brokerage clients include amounts arising from normal cash and margin transactions. Securities owned by brokerage clients are held as collateral for receivables. Such collateral is not reflected in the accompanying consolidated financial statements. The amount receivable from clients is shown net of an allowance for doubtful accounts of approximately $2,697,000 as of September 26, 2003. The Company pays interest at varying rates for qualifying client funds on deposit which are awaiting reinvestment. Such funds on deposit totaled $2,637,757,000 at September 26, 2003. Other funds on deposit on which the Company does not pay interest totaled $314,543,000 at September 26, 2003.

Receivables from brokers, dealers and clearing organizations:

	September 26, 2003 (in thousands)
Securities failed to deliver	$ 97,865
Interest and other	6,303
Total receivables	$ 104,168

Payables to brokers, dealers and clearing organizations:

	September 26, 2003
	(in thousands)
Securities failed to receive	$ 116,381
Open transactions, net	19,710
Interest and other	6,241
Total payables	$ 142,332

Fails to deliver represent receivables for securities sold that have not been delivered by the Company for which settlement date has passed. Fails to receive represent payables for securities purchased that have not been received for which settlement date has passed.

Consistent with industry practice, amounts receivable and payable for securities that have not reached the contractual settlement dates are recorded net on the consolidated financial statements and are included in receivables from or payables to brokers, dealers and clearing organizations. Amounts payable for securities purchased of $1,353,927,000 were netted against amounts receivable for securities sold of $1,334,217,000 to arrive at a net trade date payable of $19,710,000 at September 26, 2003.

NOTE 4 - RELATED PARTY TRANSACTIONS:

Pursuant to formal clearing agreements, the Company clears trades for RJFS and other affiliated entities. The Company confirms securities trades, processes securities movements, records transactions with clients in its accounts and collects commissions and fees on behalf of such affiliates. The Company retains a portion of such commissions and fees as a clearing fee for its services, which it records on a net basis. Total commissions and fees generated by affiliates were $597,604,000 for the year ended September 26, 2003 of which $63,396,000 was charged to affiliates as a clearing fee for the Company's services.

The Company charged RJF and other affiliates approximately $34,369,000 in fiscal year 2003, for communications, occupancy, business development, incentive compensation and administrative expenses. The Company was charged approximately $21,299,000 in 2003, for administrative, employee benefit, business development and other expenses allocated from RJF and other affiliates.

Receivable from affiliates of $1,622,000 at September 26, 2003, which is included in other receivables, and payable to affiliates of $43,228,000 at September 26, 2003, reflect amounts receivable and payable for these related party transactions. From time to time, the Company will enter into a short term loan arrangement with RJF. At September 26, 2003, the Company had $10,000,000 as a loan payable to RJF which carries an interest rate of .96% and does not have a maturity date. This amount is included in payable to affiliates.

During fiscal 2003, RJF made a $6,037,000 capital contribution to the Company in the form of a parking garage.

NOTE 5 – SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED:

Marketable securities owned and securities sold, not yet purchased, are valued at fair market value. Unrealized gains and losses are reflected in the Consolidated Statement of Income. Securities not readily marketable are valued at fair value as determined by the Company's management. The valuation is based upon consideration of available information, including types of securities, current financial information, restrictions on dispositions and market values of underlying securities. The resulting difference between cost and fair value is included in net trading profits on the Consolidated Statement of Income.

	September 26, 2003 (in thousands)	
	Securities owned	Securities sold, not yet purchased
Marketable:		
Equities	$ 14,884	$ 28,362
Municipal obligations	96,910	5
Corporate obligations	9,661	205
Government obligations	7,391	28,568
Other	1,322	3,019
Non-marketable	402	-
	$ 130,570	$ 60,159

NOTE 6 - PROPERTY AND EQUIPMENT:

	September 26, 2003 (in thousands)
Land	$ 5,620
Buildings, land improvements and leasehold improvements	75,396
Furniture, fixtures and equipment	107,046
	188,062
Less: accumulated depreciation and amortization	(121,707)
	$ 66,355

NOTE 7 - BORROWINGS:

Loans payable represents a mortgage note payable related to the financing of the Company's home office complex. The Company refinanced its existing mortgage in January 2003 and has committed to borrowing an additional $27,000,000. The mortgage requires monthly principal and interest payments of $336,000. The mortgage bears interest at 5.7% and is secured by land, buildings and improvements with a net book value of $41,967,000 at September 26, 2003. Principal maturities under this mortgage note payable for the succeeding fiscal years are as follows: fiscal 2004 - $1,384,000; fiscal 2005 - $1,465,000; fiscal 2006 - $1,550,000; fiscal 2007 - $1,641,000; fiscal 2008 - $1,737,000; thereafter - $39,236,000.

The Company maintains uncommitted lines of credit aggregating $430,100,000 with commercial banks ($265,100,000 secured and $165,000,000 unsecured). Borrowings under the lines of credit bear interest at Fed Funds rate (which ranged from 0.86% to 1.88% in 2003) plus 1/2%. There were no unsecured short-term borrowings outstanding at September 26, 2003. The interest rate on borrowings ranged from 1.52% to 2.38% in 2003. Loans on the secured uncommitted lines of credit are collateralized by Company owned or client margin securities.

NOTE 8 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK:

In the normal course of business the Company purchases and sells securities as either principal or agent on behalf of its clients. If either the client or a counterparty fails to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

The Company also acts as an intermediary between broker-dealers and other financial institutions whereby the Company borrows securities from one entity and then lends them to another. Securities borrowed and securities loaned are carried at the amounts of cash collateral advanced and received in connection with the transactions. The Company measures the market value of the securities borrowed and loaned against the cash collateral on a daily basis. The market value of securities borrowed and securities loaned was $1,159,128,000 and $1,171,345,000, respectively, at September 26, 2003. Additional cash is obtained as necessary to ensure such transactions are adequately collateralized. If another party to the transaction fails to perform as agreed (for example, failure to deliver a security or failure to pay for a security), the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

The Company has also loaned, to broker-dealers and other financial institutions, securities owned by clients and others for which it has received cash or other collateral. If a borrowing institution or broker-dealer does not return a security, the Company may be obligated to purchase the security in order to return it to the owner. In such circumstances, the Company may incur a loss equal to the amount by which the market value of the security on the date of non-performance exceeds the value of the collateral received from the broker-dealer or financial institution.

The Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded a liability of $60,159,000 at September 26, 2003 which represents the market value of the securities at such date. The Company is subject to loss if the market price of those securities increases. The Company utilizes government obligations and equity securities to economically hedge proprietary inventory positions. At September 26,

2003, the Company had $24,216,000 in short government obligations and $11,846,000 in short equity securities which represented economical hedge positions.

The Company enters into security transactions on behalf of its clients involving forward settlement. The Company has entered into transactions with a contract value of $2,047,082,000 and a market value of $2,222,522,000 as of September 26, 2003. Transactions involving future settlement give rise to market risk, which represents the potential loss that can be caused by a change in the market value of a particular financial instrument. The Company's exposure to market risk is determined by a number of factors, including the size, composition and diversification of positions held, the absolute and relative levels of interest rates and market volatility.

The majority of the Company's transactions, and consequently, the concentration of its credit exposure is with clients, broker-dealers and other financial institutions in the United States of America. These activities primarily involve collateralized arrangements and may result in credit exposure in the event that the counterparty fails to meet its contractual obligations. The Company's exposure to credit risk can be directly impacted by volatile securities markets which may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits based upon a review of the counterparties' financial condition and credit ratings. The Company monitors collateral levels on a daily basis for compliance with regulatory and internal guidelines and requests changes in collateral levels as appropriate.

NOTE 9 - FEDERAL AND STATE INCOME TAXES:

Income tax expense consists of the following:

	September 26, 2003 (in thousands)		
	Current	Deferred	Total
Federal	$ 37,430	$ (1,826)	$ 35,604
State	5,415	373	5,788
Total	$ 42,845	$ (1,453)	$ 41,392

The Company's effective tax rate on pretax income differs from the statutory federal income tax rate due to the following:

	September 26, 2003	
	Amount (in thousands)	Percent
Federal taxes at statutory rate	$ 38,863	35.0
State income taxes, net of federal benefit	3,762	3.4
Tax exempt interest income	(2,349)	(2.1)
Other	1,116	1.0
Total	$ 41,392	37.3

Deferred income taxes as of September 26, 2003 reflect the impact of temporary differences between amounts of assets and liabilities for financial statement purposes and such amounts as measured by tax laws. The temporary differences give rise to deferred tax assets and liabilities, which are summarized below:

	September 26, 2003
	(in thousands)
Deferred tax assets	
Deferred compensation	$ 22,270
Accrued expenses	12,865
Capital expenditures	17,508
Unrealized loss	348
Other	583
Total deferred tax assets	53,574
Deferred tax liabilities	
Capital expenditures	(8,766)
Total deferred tax liabilities	(8,766)
Net deferred tax assets (liabilities)	$ 44,808

The Company has recorded a deferred tax asset at September 26, 2003. No valuation allowance as defined by SFAS No. 109 is required for the year ended September 26, 2003. Management believes that a valuation allowance is not necessary because it is more likely than not the deferred tax asset is realizable.

NOTE 10 - NET CAPITAL REQUIREMENTS:

As a registered broker-dealer and member firm of the New York Stock Exchange, Inc. ("NYSE"), the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934 and the rules of the securities exchanges of which it is a member whose requirements are substantially the same. The Company has elected to use the alternative method, permitted by the Uniform Net Capital Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from client transactions. The NYSE may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit items and may prohibit a member firm from expanding its business and declaring dividends if its net capital is less than 5% of aggregate debit items.

	September 26, 2003
	(in thousands)
Net capital	$ 354,013
Less: required net capital	(23,206)
Excess net capital	$ 330,807
Net capital as a percent of aggregate debit items	31%

As of September 26, 2003 the Company's deposit requirement for the proprietary accounts of introducing brokers was $511,000.

The following is a summary of Stockholder's equity as of September 26, 2003. The financial information of PCA and RJG is included in the accompanying consolidated financial statements (see Note 2); PCA and RJG are not required to be included in the Company's regulatory capital computation and are therefore appropriately excluded.

	September 26, 2003
	(in thousands)
Consolidated Stockholder's equity	$ 489,647
Less: PCA's Stockholder's equity	30
Less: RJG's Stockholders equity	(102)
Stockholders equity per Company's regulatory capital computation	$ 489,575

NOTE 11 - EMPLOYEE BENEFIT PLANS:

The Company participates in various qualified and non-qualified savings, incentive and stock plans of RJF along with other affiliated companies. RJF allocates the cost of providing these plans to the Company based on cost per employee. The qualified plans include the 401(k), incentive stock option, employee stock purchase, profit sharing and employee stock ownership plans. The 401(k) plan provides for the Company to match 100% of the first $500 of compensation and 50% of the next $500 of compensation deferred by each participant annually. As approved by the Board of Directors, the incentive stock option plan grants options on RJF stock to key management employees. The employee stock purchase plan allows employees to purchase shares of RJF common stock on four specified dates throughout the year at a 15% discount from market value, subject to certain limitations. The profit sharing and employee stock ownership plans provide certain death or retirement benefits for employees who meet certain service requirements. Such benefits become fully vested after seven years of qualified service. Non-qualified plans, available to only select employees, include deferred long-term incentive compensation, stock bonus, stock option, retention programs and employee investment funds. Qualified and non-qualified plan compensation expense includes approximately $18,015,000 in aggregate for stock options and contributions to the plans in 2003.

NOTE 12 - COMMITMENTS AND CONTINGENCIES:

Long-term lease agreements expire at various times from 2004 through 2011. Minimum annual rentals under such agreements for the succeeding fiscal years are approximately: fiscal 2004 - $14,570,000; fiscal 2005 - $11,368,000; fiscal 2006 - $8,574,000; fiscal 2007 - $6,748,000; fiscal 2008 - $3,700,000; thereafter - $1,834,000. Expenses related to the right to use property and equipment incurred under all leases aggregated approximately $23,377,000 in 2003.

The Company is a defendant or co-defendant in various lawsuits incidental to its securities business. The Company is contesting the allegations of the complaints in these cases and believes that there are meritorious defenses in each of these lawsuits. In view of the number and diversity of claims against the Company, the number of jurisdictions in which litigation is pending and the inherent difficulty of predicting the outcome of litigation and other claims, the Company cannot state with certainty what the eventual outcome of pending litigation or other claims will be.

The Company has committed to an expansion of its corporate headquarters with the construction of a fourth tower underway. The anticipated completion date is early calendar 2004. The anticipated cost for the building is $25,600,000 which is being recorded on RJF's financials and will be transferred upon completion. In connection therewith, the Company is committed to a second draw of $27,000,000 on its mortgage, which in conjunction with the first draw will bring the total mortgage balance to $75,000,000.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such commitments that were open at September 26, 2003, and were subsequently settled had no material effect on the consolidated financial statements as of that date.

The Company utilizes client marginable securities to satisfy deposits with clearing organizations. At September 26, 2003, the Company had client margin securities valued at $97,807,000 on deposit with the Options Clearing Corporation.

In the opinion of the Company's management, based in part on outside legal counsel, and after consideration of amounts provided for in the accompanying consolidated financial statements, ultimate resolution of these matters will not have a material adverse impact on the Company's financial position.

In March, 2003, a joint report was issued by the staff of the SEC, National Association of Securities Dealers ("NASD") and NYSE regarding the results of an "examination sweep" of a sample of broker-dealers that sell mutual funds with front-end sales loads. The report concluded that many securities firms failed to provide breakpoint discounts in certain instances where customers were eligible to receive them. Following that report, the NASD required certain member firms to conduct a self-assessment of breakpoint compliance and report the results to the NASD. The Company was required to participate in this self-assessment program by reviewing a sample of customer transactions during a specified period and reporting results of that self-assessment to the NASD by May 15, 2003. In compliance with the most recent communication from the NASD the Company has calculated its expected liability for breakpoint discounts that should have been granted to customers. As of September 26, 2003, the Company has estimated an amount due to customers for breakpoint discounts of $1,866,000, which is included in payable to brokerage clients, and the Company has estimated an amount expected to be recovered from its Financial Advisors of $550,000, which is included in other receivables.

NOTE 13 – SUBSEQUENT EVENTS:

On November 4, 2003 the Company was advised by the National Association of Securities Dealers (NASD) that it is required to review all sales of Class A mutual fund shares of $2,500 or more since January 1, 2001, and refund to customers any overcharge arising from the failure to afford applicable discounts to its clients. The Company had determined to undertake such a review prior to receiving the NASD notice and has made provision in its financial statements for the probable impact of making these refunds. The Company has also been directed by the NASD to send notice no later than January 15, 2004 to all customers who made equivalent purchases between January 1, 1999 and December 31, 2000 informing them that they may be entitled to similar refunds. The Company is unable at this time to determine the amount of any liability relating to customer purchases in 1999 and 2000 and has therefore not provided for any such liability in its financial statements.

The Company was advised on November 5, 2003, by staff of the Securities and Exchange Commission (SEC) and the staff of the NASD that they have preliminarily determined to recommend the institution of enforcement actions against the Company as a result of certain clients not receiving all appropriate discounts in connection with the purchase of Class A mutual fund shares. The Company intends to review this matter with the SEC staff as soon as practicable. While the Company is unable to predict at this time the outcome of these discussions, and accordingly has not provided for the outcome in its financial statements, the resolution of these matters may result in censure, substantial penalties, agreements to cease and desist such practices and/or other undertakings.

RAYMOND JAMES & ASSOCIATES, INC.
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1
September 26, 2003
(in thousands)

Stockholder's equity	$	489,575
Nonallowable assets and other charges:		
Receivable from brokers, dealers, and clearing organizations		1,820
Receivable from customers and partly secured accounts, net		7,948
Receivable other		60,622
Exchange memberships		2,375
Furniture, equipment, and leasehold improvements, net		19,308
Due from affiliates		5,145
Other assets		6,583
Other charges		13,401
Total nonallowable assets and other charges		117,202
Capital before haircuts on securities positions		372,373
Haircuts on securities positions		18,360
Net capital		354,013
Minimum net capital:		
The greater of $250,000 or 2% of aggregate debit items arising from the computation for determination of reserve requirements under Rule 15c3-3		23,206
Excess net capital	$	330,807
Percentage of net capital to aggregate debit items		31%

No material differences exist between the above computation and the computation included in RJA's corresponding unaudited Form X-17a-5 Part II filing as of September 26, 2003. Therefore, no reconciliation of the two computations is deemed necessary.

See accompanying Independent Auditors' Report.

Schedule II

RAYMOND JAMES & ASSOCIATES, INC.
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
September 26, 2003
(in thousands)

Credits:		
Free credit balances and other credit balances in customers' security accounts	$	2,952,682
Monies borrowed collateralized by securities carried for the accounts of customers		83,818
Monies payable against customers' securities loaned		87,542
Customers' securities failed to receive		91,563
Credit balances in firm accounts which are attributable to principal sales to customers		7,125
Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		6
Market value of short security count differences over 30 calendar days		16
Market value of short securities and credits in suspense accounts outstanding over 30 calendar days		4,588
Market value of securities in transfer over 40 calendar days and unconfirmed by the agent or issuer		29
Total credits		3,227,369
Debits:		
Debit balances in customers' cash and margin accounts, excluding unsecured accounts		962,411
Securities borrowed on behalf of customers		70,774
Failed to deliver of customers' securities		43,283
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts		83,818
Aggregate debits		1,160,286
Less 3% deduction for alternative method		34,809
Total debits		1,125,477
Reserve requirement	$	2,101,892
Cash and market value of securities, segregated for the exclusive benefit of customers:		
Balance at September 26, 2003	$	2,234,265
Based on September 26, 2003 calculation, new amount in Reserve Bank account after adding deposit on September 30, 2003	$	2,177,875

No material differences exist between the above computation and the computation included in RJA's corresponding unaudited Form X-17a-5 Part II filing as of September 26, 2003. Therefore, no reconciliation of the two computations is deemed necessary.

See accompanying Independent Auditors' Report.

RAYMOND JAMES & ASSOCIATES, INC.
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS
September 26, 2003
(in thousands)

Credits:	
Free credit balances and other credit balances in proprietary accounts of introducing brokers (PAIB)	$ 589
Total PAIB credits	589
Debits:	
Debit balances in PAIB excluding unsecured accounts and accounts doubtful of collection	78
Total PAIB debits	78
PAIB Reserve requirement	$ 511
Cash and market value of securities, segregated for the exclusive benefit of proprietary introductory brokers: Balance at September 26, 2003	$ 2,101
Based on September 26, 2003 calculation, new amount in Reserve Bank account after adding deposit on September 30, 2003	$ 2,101

No material differences exist between the above computation and the computation included in RJA's corresponding unaudited Form X-17a-5 Part II filing as of September 26, 2003. Therefore, no reconciliation of the two computations is deemed necessary.

See accompanying Independent Auditors' Report.

RAYMOND JAMES & ASSOCIATES, INC.
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
September 26, 2003
(in thousands, except number of items)

	Market value	Number of items
1. Customers' fully paid securities and excess margin securities not in RJA's possession or control as of September 26, 2003 (for which instructions to reduce to possession or control had been issued as of September 26, 2003) but for which the required action was not taken by RJA within the time frame specified under Rule 15c3-3	$ -	-
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of September 26, 2003, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	$ 1,025	2

See accompanying Independent Auditors' Report.



P.O. Box 1439
Tampa, FL 33601-1439

Supplementary Report of Independent Auditors on Internal Control Structure

The Board of Directors and Stockholder
Raymond James & Associates, Inc. and Subsidiaries

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Raymond James & Associates, Inc. and Subsidiaries (a wholly owned subsidiary of Raymond James Financial, Inc.) (the Company), for the year ended September 26, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) and Regulation 1.16 of the Commodity Futures Trading Commission (CFTC) (collectively, the Commissions), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16, in the following:

1. Making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3
5. Making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; and
6. Making the daily computations of the segregation requirements of section 4(d)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned



objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 26, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the New York Stock Exchange, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, or Regulation 1.16 under the Commodity Exchange Act, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

October 21, 2003
Tampa, Florida